FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 16th of July, 2003

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

____(1)____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)

Date:	July 16, 2003	By:	/s/ Etan Mogilner
Associate General Counsel

____(2)____

M-Systems Contact:	Investor Relations Contacts:
Ronit Maor CFO	Jeff Corbin / Evan Smith KCSA
972-9-764-5002	212-682-6300
ronitm@m-sys.com	jcorbin@kcsa.com / esmith@kcsa.com

FOR IMMEDIATE RELEASE

M-SYSTEMS REPORTS SECOND QUARTER 2003 RESULTS

- - - - -

Q2 Revenues $25.6 Million

16% higher than previous quarter revenues and 74% higher than Q2 2002 revenues

KFAR-SABA, Israel, July 16, 2003 - M-Systems (Nasdaq: FLSH), a leader in flash-based data storage products, today announced financial results for the second quarter ended June 30, 2003.

For the second quarter ended June 30, 2003, revenues were $25.6 million, representing an increase of 16 percent compared to revenues of $22.1 million in the first quarter of 2003, and 74 percent compared to revenues of $14.7 million in the second quarter of 2002. M-Systems reported a net loss for the quarter ended June 30, 2003 of $0.4 million, or $(0.01) per share, compared to a net loss of $0.7 million, or $(0.02) per share in the first quarter of 2003, and compared to a net loss of $1.4 million, or $(0.05) per share in the second quarter of 2002. Gross margins for the quarter were 32.4 percent, compared to 32.6 percent in the first quarter of 2003 and 30.9 percent in the second quarter of 2002.

For the six-month period ended June 30, 2003, revenues were $47.7 million, compared to revenues of $26.1 million in the corresponding period of 2002. The Company reported a net loss of $1.0 million, or $(0.04) per share for the six months ended June 30, 2003, compared to net loss of $3.7 million, or $(0.14) per share, for the six months ended June 30, 2002. Gross margins for the six months ended June 30, 2003 were 32.5 percent, compared to 32.0 percent in the corresponding period of 2002.

Commenting on the results, Dov Moran, President and Chief Executive Officer of M-Systems, said: "We are pleased to report that this is the eighth consecutive quarter in which we have both increased our revenues and improved our bottom line. The significant growth in sales of our DiskOnKey and Mobile DiskOnChip products is the main reason for our strong results.

"The DiskOnKey concept, pioneered and patented by M-Systems, is clearly becoming the standard in personal data storage devices for computers. We are very proud to have created this product category and to have become the leader in the USB Flash Disk market. We believe that the strength of our intellectual property combined with our continuing product development and enhancements will enable us to maintain our leadership position in this fast-growing market."

____(3)____

Mr. Moran continued, "Our Mobile DiskOnChip was the first embedded storage solution for the PDA and handset markets to be based on NAND flash. We introduced the product at a time when NOR-based solutions were the standard, but we are pleased to see that DiskOnChip is gaining greater recognition from device manufacturers as the superior solution for local data storage, and as such, is being utilized in an increasing number of handsets and PDAs.

"The superior solution provided by the Mobile DiskOnChip is evidenced by the fact that it is currently designed into devices from four out of the top five handset vendors. These design wins and ongoing design win activity, along with the impressive growth in its sales in the past quarter, bode well for the continued success of Mobile DiskOnChip in the second half of 2003 and thereafter."

Mr. Moran concluded, "We are delighted with our achievements and our improved positioning in these key markets with tremendous growth potential. I expect that these accomplishments and our past and present initiatives and investments in our technology will add further value to M-Systems and its shareholders and allow us to return to profitability during the second half of the year."

M-Systems will host a conference call to discuss financial results and other matters discussed in this press release in a conference call at 10:00 a.m. U.S. EDT, today, July 16, 2003. Those who wish to participate may call: (973) 582-2737. The call will also be available live on the Internet at www.kcsa.com and www.m-sys.com. Following the call, the webcast will be archived for a period of 30 days. There will be a replay available from approximately 12:00 p.m. EDT, July 16, 2003, until July 22, 2003, at 11:59 p.m. To listen to the replay, please call (973) 341-3080. To access the replay, users will need to enter the following code: 4018162.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems` flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems` products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems` products include the DiskOnChip®, DiskOnKey® and Fast Flash Disk (FFD(TM)) product families. For more information, please contact M-Systems at www.m-sys.com.

# # #

NOTE: This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the company`s and its customers` inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the company`s and its customers` products; and other risk factors detailed in the company`s most recent annual report and its other filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to the company as of the date hereof. The company assumes no obligation to update the information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to the company's website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems` future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

(Tables to Follow)

____(4)____

M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2003	2002	2003	2002	2002
	Unaudited				Audited

Revenues	$ 25,571	$ 14,714	$ 47,688	$ 26,146	$ 64,817
Cost of revenues	17,290	10,162	32,202	17,772	44,415

Gross profit	8,281	4,552	15,486	8,374	20,402

Operating expenses:
Research and development, net	3,560	2,758	6,662	5,431	11,974
Sales and marketing	4,506	2,924	8,820	5,961	12,547
General and administrative	1,188	978	2,299	1,872	4,000

Total operating expenses	9,254	6,660	17,781	13,264	28,521

Operating loss	(973)	(2,108)	(2,295)	(4,890)	(8,119)
Financial income, net	591	706	1,251	1,234	2,619

Net loss	$ (382)	$ (1,402)	$ (1,044)	$ (3,656)	$ (5,500)

Basic and diluted net loss per share	$ (0.01)	$ (0.05)	$ (0.04)	$ (0.14)	$ (0.20)

Weighted average number of shares used in computing basic and diluted net loss per share	27,634,338	26,927,227	27,561,182	26,900,178	26,953,410

(Additional Tables to Follow)

____(5)____

M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,		December 31,
	2003	2002	2002
	Unaudited		Audited
ASSETS

Cash, cash equivalents, short-term bank deposit and marketable securities	$ 94,682	$ 92,746	$ 94,094
Trade receivables	6,748	4,900	4,920
Other accounts receivable and prepaid expenses	3,093	1,091	1,962
Inventories	18,489	14,839	17,100
Severance pay funds	2,233	1,439	1,763
Long-term investment	11,007	10,583	10,616
Property and equipment, net	16,826	16,976	16,756
Other assets, net	720	1,264	991

Total assets	$ 153,798	$ 143,838	$ 148,202

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 11,850	$ 3,801	$ 8,044
Deferred revenues	4,633	3,264	4,759
Other accounts payable and accrued expenses	6,134	5,106	4,915
Accrued severance pay	2,844	1,887	2,194

Total liabilities	25,461	14,058	19,912

SHAREHOLDERS' EQUITY:
Share capital	8	8	8
Additional paid-in capital	186,478	185,033	185,387
Accumulated deficit	(58,149)	(55,261)	(57,105)

Total shareholders' equity	128,337	129,780	128,290

Total liabilities and shareholders' equity	$ 153,798	$ 143,838	$ 148,202

- - - - - - - -

____(6)____